Exhibit 99.1

NOTICE OF CONVERTIBILITY

OF

0.50% CONVERTIBLE SENIOR NOTES DUE 2024

CUSIP Numbers 02342TAC3 and 02342TAD1*

Reference is hereby made to the Indenture, dated as of March 5, 2004, (the “Indenture”), between Amdocs Limited, a Guernsey corporation (the “Company”), and The Bank of New York Mellon (as successor to The Bank of New York), as trustee (the “Trustee”), relating to the Company’s 0.50% Convertible Senior Notes due 2024 (the “Notes”).

NOTICE IS HEREBY GIVEN to holders of the Notes (each, a “Holder”) that, pursuant to Section 15.01(a)(i) of the Indenture, all of the outstanding Notes will be convertible, at the Holder’s option, beginning on January 4, 2016 and during the fiscal quarter ending March 31, 2016, into Ordinary Shares, par value £0.01, of the Company (“Ordinary Shares”), because the closing sale price of the Ordinary Shares exceeded 130% of the $41.26 conversion price (the “Conversion Price”) for the Notes for 20 trading days in the 30-consecutive-trading-day period ending on the last trading day of the fiscal quarter ending December 31, 2015. Beginning on January 4, 2016 and during the fiscal quarter ending March 31, 2016, holders of Notes may elect to convert all or portions of their Notes for Ordinary Shares at the Conversion Price.

If the Holder elects to convert the Notes, the method chosen for delivery of the Notes is at the option and risk of the Holder. If delivery is by mail, use of registered or certified mail, properly insured, is suggested. The Notes must be endorsed for transfer and accompanied with a duly completed and executed Notice of Conversion. The name and address of the Paying Agent and Conversion Agent is:

BNY Mellon

Attention: Corporate Trust Administration

101 Barclay Street, Floor 7 East

New York, NY 10286

Phone Number: (212) 815-5813

Notes held through the Depository Trust Company (“DTC”) should be surrendered in accordance with DTC’s procedures therefor, and each Holder will be required to complete the appropriate instruction forms and deliver endorsements and transfer documents as required.

Upon the conversion of the Note(s), the portion of accrued but unpaid interest, if any, to the Conversion Date, will be forfeited. No fractional Ordinary Shares will be issued upon conversion of the Notes. In lieu of fractional shares, the Holder will receive cash fractional share payments at the current market price.

Any payment of cash fractional share proceeds made within the United States may be subject to backup withholding (currently at a 28% rate) under currently applicable U.S. federal income tax law unless the Paying Agent has the correct taxpayer identification number (social security or employer identification number) or exemption certificate of the payee. Accordingly, unless you have previously supplied the correct taxpayer identification number to the Paying Agent or certified as to the applicability of an exemption from such requirement on IRS Form W-9, you must furnish a properly completed IRS Form W-9 when presenting your Notes. If you are a nonresident alien or foreign entity, income tax withholding or backup withholding may apply to payments made with respect to your Notes unless you give the Paying Agent a completed Form W-8BEN, Certificate of Foreign Status, or other applicable Form W-8.

Questions and requests for assistance in connection with the conversion of the Notes may be directed to the Paying Agent at the address and telephone number set forth above.

*The CUSIP numbers for the Notes have been assigned by Standard & Poor’s Corporation and are included solely for the convenience of holders of the Notes. Neither Amdocs nor The Bank of New York Mellon shall be responsible for the selection or use of these CUSIP numbers, nor is any representation made as to their correctness as indicated in this notice.

Date of Notice: December 31, 2015.

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